Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the period indicated are set forth in the following table:

	August 12, 2005 (date of inception) through December 31, 2005	Year Ended December 31, 2006
Net income (loss) before income taxes	$(6,273)	$3,778,980
Fixed charges	--	487,003
Total earnings and fixed charges	$(6,273)	$4,265,983
Fixed charges	$--	$487,003
Ratio of earnings to fixed charges (1)(2)	NM	8.76

(1) The ratio of earnings to fixed charges is computed by dividing net income (loss) before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from the senior convertible notes and the unsecured promissory note issued to a stockholder, Acquicor Management LLC). Earnings were insufficient to cover fixed charges of $3.8 million with a loss of $8.8 million for the three months ended June 29, 2007 and $7.6 million with a loss of $16.5 million for the six months ended June 29, 2007.

(2) NM—Not meaningful.